FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, September 4, 2018

FAIRFAX SETTLES LAWSUIT WITH MORGAN KEEGAN

Fairfax Financial Holdings Limited ("Fairfax") (TSX:FFH and FFH.U) announces that it has agreed, in exchange for the receipt of a payment of US$20 million, to resolve its claims against Morgan Keegan & Company, Incorporated made in its lawsuit filed in 2006 seeking damages for alleged stock market manipulation involving Fairfax shares.  Fairfax continues to pursue its remaining claims against other defendants in that lawsuit, including by way of appeals against court decisions adverse to Fairfax.  The ultimate nature of any litigation is uncertain.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:    John Varnell, Vice President, Corporate Development, at (416) 367-4941